ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-204903
August 11, 2015

PRICING TERM SHEET

Dated August 11, 2015

National General Holdings Corp.

$100,000,000 aggregate principal amount of

7.625% Subordinated Notes due 2055

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated August 10, 2015 to the prospectus dated June 12, 2015, relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	National General Holdings Corp.

Title of Securities:	7.625% Subordinated Notes due 2055 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$100,000,000

Over-allotment Option:	$15,000,000, exercisable for 30 days following August 11, 2015

Maturity Date:	September 15, 2055

Net Proceeds (before expenses) to Issuer:	$96,850,000 (excluding any exercise of the Over-allotment Option)

Interest Rate:	7.625% per annum, accruing from the Settlement Date

Interest Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing on December 15, 2015

Interest Payment Record Dates:	Each March 1, June 1, September 1 and December 1, commencing on December 1, 2015

Issue Price:	100% of the principal amount plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	3.15%

Optional Redemption:

On and after September 15, 2020, or on any date thereafter, the Notes may be redeemed in $25 increments at the Issuer’s option, for cash, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the date of redemption.

Subordination:

The Notes will be subordinated unsecured obligations and will rank (i) senior in right of payment to any future junior subordinated debt, (ii) equally in right of payment with any unsecured, subordinated debt that the Issuer incurs in the future that ranks equally with the Notes, and (iii) subordinate in right of payment to any of the Issuer’s existing and future senior debt, including amounts outstanding under the Issuer’s $135.0 million revolving credit facility and the Issuer’s 6.75% senior notes due 2024 with an aggregate principal amount outstanding of $250.0 million. In addition, the Notes will be structurally subordinated to all existing and future indebtedness, liabilities and other obligations of the Issuer’s subsidiaries, and certain of the Issuer’s other obligations.

Pricing Date:	August 11, 2015

Trade Date:	August 11, 2015

Settlement Date:	August 18, 2015

Denominations:	$25 and integral multiples of $25 in excess thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc.

Co-Manager:	JMP Securities LLC

Listing:	The Issuer intends to list the Notes on the NASDAQ Global Market under the symbol “NGHCZ.”

CUSIP/ISIN:	636220873 / US6362208737

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This information does not purport to be a complete description of these securities. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, UBS Securities LLC at (888) 827-7275 or Keefe, Bruyette & Woods, Inc. at (800) 966-1559.

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